September 25, 2008

VIA EDGAR CORRESPONDENCE ONLY

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.

Re:

Actionview International, Inc.

Form 10-KSB for the Year Ended December 31, 2007

Form 10-QSB for the period ended March 31, 2008

File No. 033-90355

Dear Mr. Humphrey:

This letter is in response to your comment letter (the “Comment Letter”) dated August 8, 2008, with regard to the Form 10KSB filing of Actionview International, Inc., a Nevada corporation (“Actionview” or the "Company") originally filed on April 10, 2008.

The Company has included management’s assessment of internal control in its amendment #2 to the Form 10KSB under Item 8A.

Finally, the Management of Actionview acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

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Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Actionview can respond with a prompt response.

Thank you in advance for your courtesies.

ACTIONVIEW INTERNATIONAL, INC.

/s/ Steven Peacock

Steven Peacock, President